BLUE RIDGE REAL ESTATE COMPANY

P.O. BOX 707

BLAKESLEE, PA   18610

November 13, 2009

VIA EDGAR

Jessica Barberich, Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C.  20549

Re:

Blue Ridge Real Estate Company

Form 10-K for the period ended October 31, 2008

Filed January 29, 2009

File No. 0-02844

Dear Ms. Barberich:

This letter is being submitted in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated September 24, 2009, with respect to the above-referenced filing (the “Form 10-K”) by Blue Ridge Real Estate Company (the “Company”).

For your convenience, we have set forth each comment in italicized typeface and included each response below the relevant comment.

General

1.

We note that your filing does not include Schedule III: Real Estate and Accumulated Depreciation in accordance with Regulation S-X Rule 5-04. Please provide us with the schedule as of October 31, 2008 and be sure to include Schedule III in your future filings.

Company Response:

We did not include Schedule III: Real Estate and Accumulated Depreciation (“Schedule III”) based on guidance provided by Rule 8-01 of Regulation S-X, and particularly Note 2 contained therein.  As noted on the cover page of the Form 10-K, we are a smaller reporting company, and Note 2 to Rule 8-01 provides that smaller reporting companies electing to prepare their financial statements in accordance with Article 8 of Regulation S-X need not apply the other form and content requirements in Regulation S-X, subject to exceptions not applicable to the Schedule III requirement set forth in Rule 5-04 of Regulation S-X.  Therefore, we do not believe we were required to include Schedule III in our Form 10-K since, pursuant to Note 2, Rule 5-04 of Regulation S-X is not applicable to us.

CONFIDENTIAL TREATMENT REQUESTED

BY BLUE RIDGE REAL ESTATE COMPANY

DB1/63972899.1

Jessica Barberich, Assistant Chief Accountant

November 13, 2009

2.

Furthermore, based on your Schedule III as of October 31, 2007 included in your Form 10-K for the year ended October 31, 2007, we note that you present a line item titled ‘Land located in N.E. PA including various improvements’; in future schedules, including the schedule you provide to us as of October 31, 2008, please break out this line item further into individual properties. Also, please tell us what is included in your line item ‘Other’.

Company Response:

Please see our response to comment 1.

Note 1 - Summary of Significant Accounting Policies

3.

We note your responses to our prior comments regarding your real estate projects. Please tell us why you do not account for any of your projects as long-lived assets held for sale as of October 31, 2008 in accordance on paragraph 24 of SFAS 67 which states that the provisions in SFAS 144 for long-lived assets to be disposed of by sale shall apply to a real estate project, or parts thereof, that is substantially completed and that is to be sold. We note that as of October 31, 2008 four duplex buildings in Laurelwoods II were completed, and ‘Building J’ in Boulder Lake Village was substantially completed. Please also advise us if you have any other real estate projects, or parts of real estate projects, that are substantially completed and that are to be sold.

Company Response:

Based on our review of Paragraph 970-360-35-3 of the FASB Accounting Standards Codification (the “Codification”) (formerly paragraph 24 of SFAS 67), we will, in future filings, account for the five unsold units in the four duplex buildings and the three unsold single units in Laurelwoods II as long-lived assets held for sale.  Currently, Building “J” in Boulder Lake Village consists of three “pods,” which are connected, but essentially separate, structures.  Each pod consists of six units.  Pod J-1 is essentially complete; one unit has been sold, another is under contract and another unit constitutes a model for display to potential purchasers.  A substantial amount of construction has been completed for the other two pods, J-2 and J-3 (exterior construction is complete, electrical and HVAC systems have been installed), but meaningful additional work is required for completion (drywall work and bathroom and kitchen installations).   Therefore, while most of the construction of the J-2 and J-3 pods has been completed, we do not believe that the pods are “substantially completed” as that term is contemplated by Paragraph 970-360-35-3 of the Codification.  Accordingly, in future filings, we will account for the four unsold units in pod J-1 and, at such time as construction progresses to an extent that they can be deemed “substantially completed” within the meaning of Paragraph 970-360-35-3 of the Codification, the twelve units in pods J-2 and J-3 as long-lived assets held for sale.  At July 31, 2009, the carrying value of the unsold units in Laurelwoods II and pod J-1 was $4,844,000, which constituted 6% of our total assets.  In future filings, we will include a separate line item on our balance sheet covering all developments or portions of a development that are substantially completed and held for sale unless this component comprises

CONFIDENTIAL TREATMENT REQUESTED

BY BLUE RIDGE REAL ESTATE COMPANY

DB1/63972899.1

Jessica Barberich, Assistant Chief Accountant

November 13, 2009

less than five percent of our total assets at fiscal year end (in which case, by analogy to the instructions in caption 17 of Rule 5-02 of Regulation S-X, we will not provide a separate caption) or less than ten percent of our total assets in an interim period balance sheet (in which case, under Rule 8-03(a)(i) of Regulation S-X, we are not required to provide a separate caption).

We have no other real estate projects, or parts of real estate projects, that are substantially completed and are to be sold.

4.

We have reviewed your response to prior comment 3. It appears that your response pertains only to the Laurelwoods II development. Our comment asked that you address each individual project separately. As such, we are reissuing our comment as it relates to your other projects. Notwithstanding comment 3 above, please tell us how you determined that none of the circumstances in paragraph 8 of SFAS 144 had occurred as of October 31, 2008 for each of your real estate projects under development.

CONFIDENTIAL TREATMENT REQUESTED BY BLUE RIDGE REAL ESTATE COMPANY FOR THE BRACKETED AND BOLD TYPEFACE PORTIONS OF THIS RESPONSE INDICATED BY “[***].”

Company Response:

As noted by the staff, paragraph 24 of SFAS 67 states that the provisions of SFAS 144 “shall apply to a real estate project or parts thereof that is substantially completed and that is to be sold.”  Therefore, in addressing whether any of the circumstances listed in paragraph 8 of SFAS 144 occurred as of the end of our 2008 fiscal year (the fiscal year ended October 31, 2008), we focused on the two developments that, in accordance with the guidance in paragraph 24 of SFAS 67, were subject to the provisions of SFAS 144:

•

Laurelwoods II – Single Unit Development – This development consists of 22 units.  As of the end of our 2008 fiscal year, 16 units were sold, and six units remained in our inventory.  Three additional units have been sold in the 2009 fiscal year (the fiscal year ended October 31, 2009).

•

Laurelwoods II – Duplex Units – This development includes four buildings of two units each, or a total of eight units.  None of the units were sold in our 2008 fiscal year.  To date, three of the units have been sold.

We did not make a similar assessment for Boulder Lake Village because, as of October 31, 2008, we did not view the development as “substantially completed,” as that term was contemplated by paragraph 24 of SFAS 67.  We based this conclusion on the status of the development as a whole, rather than by looking at each pod separately.  At October 31, 2008, pod J-1 was substantially complete, while pods J-2 and J-3 were not.  (Please see our response to comment 3 above for a discussion of the current status of the development.)  We discuss, in the next to last

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BY BLUE RIDGE REAL ESTATE COMPANY

DB1/63972899.1

Jessica Barberich, Assistant Chief Accountant

November 13, 2009

paragraph of this response, the considerations we believe support a conclusion that no impairment test was required with regard to pod J-1.

Our analysis of whether any of the circumstances listed in paragraph 8 of SFAS 144 occurred for each of the developments described above was as follows:

a.	A significant decrease in the market price of a long-lived asset (asset group)

At the time of our evaluation, we did not believe there was a significant decrease in the market price of units in the two Laurelwoods II developments.  At that time, we had an in-house sales staff that evaluated prices for comparable units in the area based on actual sales and multiple listing services information for comparable units in the Pocono region of Pennsylvania. Based on this information, our sales staff concluded that our units were properly priced.

With regard to the single units in Laurelwoods II, we noted that for the two units sold during the 2008 fiscal year, the average selling price was $348,000 ($340,000 net of [***]), a seven percent  (nine percent after giving effect to [***]) decrease from the $375,000 average sales price realized during the 2007 fiscal year.  We also recognized that market conditions in a number of areas throughout the country were declining.  However, based on our sales staff’s analysis of comparable units described above, which indicated that the decline in market value during the 2008 fiscal year in the Pocono region of Pennsylvania was not nearly as pronounced as in other areas of the United States, as well as continued interest in our developments, as evidenced by the absence of a meaningful decline in sales office inquiries by potential purchasers, we concluded that there was no further decline in the market value of our units.

With regard to the Laurelwoods II duplex units, our assessment that market values had not declined was based on the outstanding contracts of sale for three units that were in place at the conclusion of our 2008 fiscal year (the sale of each of the units closed in the first quarter of fiscal 2009).  The average sale price of the three units was $450,000 ($442,000 net of [***]), which was above the average budgeted sales price of $414,000.  The assessment of comparable units by our sales staff and the continued level of interest in our developments described above also supported our assessment.

b.	A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition

This circumstance was not applicable to the Laurelwoods II developments.

c.	A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator

CONFIDENTIAL TREATMENT REQUESTED

BY BLUE RIDGE REAL ESTATE COMPANY

DB1/63972899.1

Jessica Barberich, Assistant Chief Accountant

November 13, 2009

The assessment of market prices of comparable units in our area and the continued interest of prospective purchasers in our units described in our commentary on subparagraph a. above, as well as continued activity at ski resorts in the vicinity of our developments, indicated that a significant change in the business climate had not occurred at the time we made our assessment.  In addition, as noted above, we did not believe that the decline in the average selling price of the single units marked a profound change in the business climate.  Moreover, also as discussed above, the average selling price of the three Laurelwoods II duplex units [***] that we sold in the first quarter of our 2009 fiscal year were above the average budgeted selling prices for units in those developments.  Based on the foregoing, we did not believe there was a significant adverse change in the business climate at the time of our assessment following the end of our 2008 fiscal year.

d.	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group)

This circumstance was not applicable to the Laurelwoods II developments.

e.

A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group)

This circumstance was not applicable to the Laurelwoods II developments.  At the time of our assessment, except for a single unit in Laurelwoods II that sold in August 2007 and for which we incurred significant costs to address unique site engineering challenges, the sale price of every unit in the Laurelwoods II developments that was sold or under contract of sale [***] provided a profit to us.

f.	A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

This circumstance was not applicable to the Laurelwoods II developments.

As a result of the considerations described above, we determined that none of the circumstances in paragraph 8 of SFAS 144 had occurred as of October 31, 2008 with respect to either of the Laurelwoods II developments.

As noted above, we did not perform an assessment for Boulder Lake Village similar to the assessment for the Laurelwoods II developments because we did not view the Boulder Lake Village development as “substantially completed” within the meaning of paragraph 24 of

CONFIDENTIAL TREATMENT REQUESTED

BY BLUE RIDGE REAL ESTATE COMPANY

DB1/63972899.1

Jessica Barberich, Assistant Chief Accountant

November 13, 2009

SFAS 67, although pod J-1 was substantially completed.  By October 31, 2008, we had entered into a contract of sale for a third floor unit in pod J-1 that had a sale price of $468,000.  Although the contracted sale price was above our budgeted $456,000 sale price, [***] reducing the proceeds of the sale to $440,000.  As a result, the sale was essentially a “break-even” transaction.  Nevertheless, we did not view this event as indicating the need for an impairment test with regard to Boulder Lake Village.  We viewed the [***] as a one time event [***].  In this regard, we also relied on the assessment conducted by our sales staff.  Although Boulder Lake Village was a newer development, and similar types of units (waterfront condominium units) were not available in the area for comparative market price analysis, we derived some comfort from the analysis of our sales staff, which underscored the maintenance of market prices generally for resort units in the area.

Please see our response to comment 6 for information regarding our determination to conduct an impairment test with respect to our long-lived assets available for sale as of October 31, 2009.

5.

You state in your response to prior comment 3 that you believed that you still had demand for your Laurelwoods II project since you had two sales in fiscal 2008 and three more sales in fiscal 2009 prior to the filing of your Form 10-K. Please tell us how the timing of these sales compares to your original projected timing of sales.

Company Response:

We projected three sales of duplex units in Laurelwoods II to occur in May, August and October 2008.  We sold two duplex units in November 2008 and one additional unit in December 2008.  We projected five sales of single units in Laurelwoods II to occur in March, June, July, September and October 2008.  We sold single units in March 2008, September 2008 and September 2009, and two single units in October 2009.  Please see our response to comment 6 for a discussion of sales prices relating to the latest three single unit sales.

6.

We have reviewed your response to prior comment 4. Please expand upon the valuation methodologies used. Also, please tell us how the reduced sales prices discussed in your response to prior comment 5 affected your assumptions regarding estimated sales prices.

CONFIDENTIAL TREATMENT REQUESTED BY BLUE RIDGE REAL ESTATE COMPANY FOR THE BRACKETED AND BOLD TYPEFACE PORTIONS OF THIS RESPONSE INDICATED BY “[***].”

CONFIDENTIAL TREATMENT REQUESTED

BY BLUE RIDGE REAL ESTATE COMPANY

DB1/63972899.1

Jessica Barberich, Assistant Chief Accountant

November 13, 2009

Company Response:

Please refer to our response to comment 4 for a discussion of valuation methodologies used with respect to assessments as of October 31, 2008.  Because we no longer have an in-house sales staff, we will use our real estate brokerage firm to provide market price valuations for our developments.  The reduced sales price referenced in prior comment 5 related to sales of single units in Laurelwoods II during the last quarter of our 2009 fiscal year.  During the first quarter of our 2009 fiscal year, when we made our assumptions regarding estimated sales prices, we were aware that the average sales price of the three duplex units in Laurelwoods II sold during that quarter [***] were above the average budgeted sales price, and we continued to experience active interest from prospective purchasers. At that time, we did not believe that any change in our assumptions regarding estimated sales prices were required, and no other events occurring prior to issuance of our financial statements and filing of our Form 10-K suggested to us that a change in the assumptions was appropriate.  On the other hand, following the third quarter of the 2009 fiscal year, we sold the three single units in Laurelwoods II at reduced prices, resulting in a loss with respect to those units.  In this regard, our determination to sell a single unit below the budgeted sales price resulted from an offer received from a prospective purchaser in July 2009; we entered into an agreement of sale with the purchaser on July 24, 2009 to sell the unit for $322,000 ($310,000 net of [***], which was $23,000 ($35,000 after giving effect to [***] below our $345,000 budgeted sale price (these figures do not reflect an additional $6,590 paid by the buyer at closing to cover additional upgrades).  We entered into agreements of sale with regard to the other two units in the fourth quarter of our 2009 fiscal year that also reflected prices below our budgeted sales price [***].  Moreover, during our 2009 fiscal year, we began to experience meaningful cost overruns in connection with Boulder Lake Village.  These developments, occurring after the end of our 2008 fiscal year and the filing of the Form 10-K, led us to conclude that events or circumstances had occurred indicating that the carrying amount of our long-lived assets available for sale may not be recoverable.  Therefore, we will conduct an impairment test regarding these assets as of October 31, 2009, in accordance with Section 350-10-35 of the Codification.

7.

We have reviewed your response to prior comment 5. The comments above notwithstanding, please clarify if the three sales agreements in place are the three sales discussed in your response to prior comment 3. Also, tell us how the lower sales prices that have been accepted compare to the carrying amounts for those units.

CONFIDENTIAL TREATMENT REQUESTED BY BLUE RIDGE REAL ESTATE COMPANY FOR THE BRACKETED AND BOLD TYPEFACE PORTIONS OF THIS RESPONSE INDICATED BY “[***].”

CONFIDENTIAL TREATMENT REQUESTED

BY BLUE RIDGE REAL ESTATE COMPANY

DB1/63972899.1

Jessica Barberich, Assistant Chief Accountant

November 13, 2009

Company Response:

As explained in our response to comment 5 above, the three sales agreements in place referred to our response to prior comment 5 (all relating to sales of single units in Laurelwoods II that closed in September and October 2009) are not the same as the three sales discussed in our response to prior comment 3 (all relating to sales of duplex units in Laurelwoods II that closed during the first quarter of our 2009 fiscal year).  The aggregate sales price of the three single units (without giving effect to the $6,590 buyer payment for additional upgrades described above) was $967,000 ($929,750 net of [***], and the aggregate carrying value of the units at October 31, 2008 was $911,000.  The aggregate carrying value of the units increased to $917,000 at July 31, 2009.

8.

We note your response to comment 6. You state that you performed an impairment analysis on all of your land improvements, buildings, and equipment as of October 31, 2008. Please specifically tell us how you determined that the carrying value of your 18-hole golf course with clubhouse is recoverable under SFAS 144. We note that the golf course opened in the spring of 2007 and that you planned to develop a resort community surrounding the golf course. We also note that it appears that your plans for the community have been delayed. Please tell us if the development of this community is on track with your original timeline. If the project for the community has been delayed, please tell us how you incorporated this change into your estimated undiscounted cash flows expected to result from the use and eventual disposition of the golf course. Tell us the assumptions that you used in your analysis as of October 31, 2008 and tell us how those assumptions were revised for the change in the timing of the completion of the planned community, if applicable.

Company Response:

After reviewing prior staff comment 6 and after discussing the comment with our advisors, we determined that we erroneously addressed matters raised by the staff in prior comment 6.  We did not perform an impairment analysis on all of our land improvements, buildings and equipment as of October 31, 2008.  Instead, and in accordance with SFAS 144, we would perform an impairment analysis on these assets only if events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.

With regard to the Jack Frost National Golf Course, we did not believe that any of the circumstances listed in paragraph 8 of SFAS No. 144 had occurred as of October 31, 2008.  In this regard, the circumstances set forth in subparagraphs a, b, d, and f (the text of each of the subparagraphs is set forth in the response to comment 4 above) clearly were inapplicable.  With respect to subparagraph c (“A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator”), please note that, at the time of our assessment, our plans for development of a community surrounding the golf course were proceeding as scheduled.  We note that, in 2007, the Pennsylvania Department of Environmental Protection adopted regulations requiring enhanced storm water management efforts that affected development plans

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BY BLUE RIDGE REAL ESTATE COMPANY

DB1/63972899.1

Jessica Barberich, Assistant Chief Accountant

November 13, 2009

for the community.  While we anticipated that compliance with the regulations would entail some additional cost, we had no information at the time of our assessment indicating that the compliance costs would be unmanageable or that compliance would result in a delay in the timetable for completion of the project.

With respect to subparagraph e (“A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group)”), the golf course was generating a cash flow loss from the time it opened in the spring of 2007.  However, these losses were anticipated, and we expected that substantial additional revenues would be derived from increased utilization of the golf course as visitors to the Pocono area became aware of the golf course, and as units in the planned community were sold.  We did not expect a concomitant increase in operating expenses.  For the 12 months ended September 30, 2008, operating revenues from the golf course operations were $623,692, which was 35.8% of the operating expenses for the period of $1,741,835; for the 12 months ended September 30, 2009 (September 2009 is the most recent month for which the information currently is available), operating revenues from the golf course were $711,587, which was 48.2% of the operating expenses for the period of $1,476,667.

Following the filing of the Form 10-K, we sold two assemblages of raw land located in Lackawanna, Luzerne and Monroe Counties, Pennsylvania.  We sold the first assemblage, consisting of approximately 1,175 acres, in June 2009 for $2,100,000, and the second assemblage, consisting of approximately 1,477 acres, in August 2009 for $4,775,000.  These transactions have resulted in a substantial tax gain.  As a result, we have considered whether the economic benefits of completing certain pending projects outweigh the tax benefits that would be realized from abandoning the projects.  One of the projects under consideration for abandonment is the planned community adjacent to the golf course.  We will conduct an impairment test with respect to the golf course at October 31, 2009, in accordance with Section 350-10-35 of the Codification.

Please do not hesitate to contact Alan Singer or Joanne Soslow of our counsel, Morgan, Lewis & Bockius LLP, if you should have any questions or comments with regard to these responses.  Mr. Singer’s telephone number is 215-963-5224 and Ms. Soslow’s telephone number is 215-963-5262.

Sincerely,

/s/ Eldon D. Dietterick

Eldon D. Dietterick

Executive Vice President and Treasurer

Blue Ridge Real Estate Company

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